Exhibit (a)(5)(H)

Event ID: 2063735

Culture: en-US

Event Name: Endo Pharmaceuticals Analyst Day

Event Date: 2009-01-06T17:00:00 UTC

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Notes:

Converted From Text Transcript

2063735

Endo Pharmaceuticals Analyst Day

January 6, 2009

C:	Dave Holveck; Endo Pharmaceuticals; President, CEO
C:	Nancy Wysenski; Endo Pharmaceuticals; COO
C:	Dr. Ivan Gergel; Endo Pharmaceuticals; EVP, R&D
C:	Blaine Davis; Endo Pharmaceuticals; VP, IR & Communications
C:	Karen Adler; VP, Finance & Treasury
P:	Annabel Samimy; UBS; Analyst
P:	Gregg Gilbert; Bank of America/Merrill Lynch; Analyst
P:	Rich Silver; Barclay’s Capital; Analyst
P:	David Buck; Buckingham Research; Analyst
P:	Elliot Wilbur; Needham & Co.; Analyst
P:	Lei Huang; Summer Street Research Partners; Analyst
P:	Gary Nachman; Leerink Swann; Analyst
P:	John Newman; Oppenheimer; Analyst
P:	Gene Mack; Lazard Capital Markets; Analyst

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C:	Dave Holveck; Endo Pharmaceuticals; President, CEO
C:	Nancy Wysenski; Endo Pharmaceuticals; COO
C:	Dr. Ivan Gergel; Endo Pharmaceuticals; EVP, R&D
C:	Blaine Davis; Endo Pharmaceuticals; VP, IR & Communications
C:	Karen Adler; Endo Pharmaceuticals; VP, Finance & Treasury
P:	Annabel Samimy; UBS; Analyst
P:	Gregg Gilbert; Bank of America/Merrill Lynch; Analyst
P:	Rich Silver; Barclay’s Capital; Analyst
P:	David Buck; Buckingham Research; Analyst
P:	Elliot Wilbur; Needham & Co.; Analyst
P:	Lei Huang; Summer Street Research Partners; Analyst
P:	Gary Nachman; Leerink Swann; Analyst
P:	John Newman; Oppenheimer; Analyst
P:	Gene Mack; Lazard Capital Markets; Analyst
P:	Karen Adler; Endo Pharmaceuticals; VP, Finance & Treasury;
P:	Unidentified Audience Member;
P:	Karen Adler; Endo Pharmaceuticals; VP, Finance & Treasury;

+++ presentation

Dave Holveck: Okay, again, I want to welcome everyone for our conference today. I think coming off of the conference call, the opportunity to better have a — the analysts understand what we’re doing and the whys and the hows. Again, I think relative to myself, it’s certainly a pleasure to be back in a leadership role with a very exciting company.

For those who aren’t aware, I joined Endo in April of last year and the objective coming in was to be able to move forward with an aggressive build for a company that has had tremendous success in the market, tremendous growth.

But as we — and I will cover the future — amongst everything is going to be based on how you affect and react to change. And to a large part, the underpinnings of this deal really do follow a strategic plan that I came to Endo with and we were able to in the period of nine months, I think, position ourselves to be able to stand here today and move into ‘09 with the ability to execute that plan.

I’ll allow this small print to be shown. And let me just say a few words relative to what excites me about the Endo opportunity personally and what we’ve done in this nine months. As I said, an objective for myself coming in was to execute a nine-month plan that enabled the team to go into ‘09 without carrying any ‘08 baggage. And that meant that aggressively we had to look at our operation; we had to look at it from the standpoint of its organization, its leadership, its pipeline and, more importantly, its strategic direction.

In the nine months, we aggressively moved through all those steps and all those steps enable us to stand here today and go through, which I think is a very strong first start for this Company, to enact and engage in a sustainable building program for the future growth of Endo Pharmaceuticals.

The notables on this chart here is certainly success of the business itself. Very successful business, very well positioned in the pain sector. Strong revenue growth over a number of years, I think, again. And that strong revenue growth, the operative word is sustainable strong revenue growth. I think the experienced management team, in the last nine months we’ve added some very strong experience into the organization, not just again at the top, my staff, but below.

And so, both the addition and the architectural ways under which we work and the philosophy under which we work has enabled us to really execute in a timely fashion. And the strong primary care force, again, I think speaks to the revenue growth that this Company has delivered over the last five to six years.

So Endo, as it stands, is a strong, successful, significant and sustainable business. The step is the future; how do we manage that future to grow in an environment that’s clearly changing. And that’s the point which I’d like to cover today.

The base products, for those that may or may not be familiar — everybody is familiar with Lidoderm, which is certainly the critical revenue driver of our company. Relatively speaking, about 60% of revenue comes from Lidoderm. As good as that is, to the point I made, we want to be able to grow that and again increase our therapeutic footprint as we look forward.

Opana and Voltaren. Voltaren recently added to the line, has shown again successful growth, successful objectives in increasing the tube utilization. Again, compliance and such I think speaks well to the way the organization, the marketing and the sales organization have taken those objectives and positioned this into the market. And clearly, Opana, again a very strong product and has shown good, sustainable growth in that particular market, as certainly has Lidoderm continued to be a player. So we stand with, again, a strong sustainable base business.

I love this chart because there’s few times that you come into companies where you can catch, if you would, the wind in the sails in the sense of the success of the organization. Everything is about execution. And when you see the continuum of success that this Company has generated, I think again I certainly and the team certainly wants to be able to continue that. So we’re facing — again, a lot of what we’re doing is building out on the backs of very strong performance.

Okay, let’s transition to when I came in — what I felt were elements that, as we go forward, have to be addressed. And it’s not just relative to Endo; it’s relative to the industry. I’ve had over 30 years in the health care field. I’ve worked on generally programs and products in companies that were leading edge technology companies and I’ve seen a number of transitional inflection points that technology has brought to our industry.

Having said that, when we moved — when I moved from Centocor to Johnson & Johnson, I had the luxury of being able to move away from what I’ll call operating business, but be in a position where I was able to work and integrate technology and strategy across the enterprise of Johnson & Johnson as the head of the development corporation, which is basically their venture arm.

If you would, climbing up into the fire stand, looking out over the forest, I was able to really see for the first time some of the dynamic changes that are coming. And the dynamic changes, as I show here, as certainly everybody is well aware, the demographics. We talk about health care — but the elements of health care and the inefficiencies and the way we deliver health care in the United States, the changing of practice and how that practice affects the physicians economics.

And certainly the big one, which gets highlighted, but again it moves against the other three, is how the payers — how do payers look at health care and how they look at cost containment. I’ve really come to believe that the payer and our industry has to really start to look more from the perspective of that payer and the payer mentality. And the payer mentality really is one, show me how you’re going to deliver efficiency, higher quality and better outcome. Efficiency, higher quality and better outcome. That’s it.

If you’re going to come in with a product that doesn’t move the needle on those three, by and large I think it’s going to be hard to get the approval. Not the approval, the approval for reimbursement. Now, that’s a premise that weighs heavy. As I spent my last five years looking over the way business has changed, the way markets and practice has changed, whether it’s pharmaceutical device or even consumer, I think the elements today have to be thought through from the perspective of the payer, the changing practice of the physician, the efficiency of the health care delivery system, and certainly, yes, the aging population.

So as we went forth in our plan in ‘08 and going into ‘09, it was about really finding how we’re going to build off on basically these underpinnings of change in our industry. So, what’s this expanded vision that I speak about? Notable word, expanded. Expanded vision. Not new strategy, but an expanded vision to a successful base business.

What we talked about was a broader therapeutic footprint. That footprint has to go beyond just pain. Notable elements relative to pain? Yes. It’s a large and attractive market. However, it’s also a market that still has many new opportunities yet to be delivered. We’re going to invest on those. But again, we want to be broader than just into pain. So the therapeutic expansion is critical.

Innovation. Innovation is critical. To the point of going back to my comment about payer, the payer wants innovation. It’s just the innovation has to be able to satisfy quality, efficiency and outcome, all platforms.

One of the elements that certainly I was able to observe in the development corp. position of Johnson & Johnson was that the payers, again, want to see quality, efficiency, outcome, however you deliver it, if you deliver it in large molecule, you deliver it in small molecule, deliver it with a device in a small molecule. Again, is that care pathway going to be more efficient, higher quality, better outcome? So I did want to restrict ourselves into looking at just the small molecule.

The integrative solution, and it’s a term that I want to — I wanted to build off of that multi-platform approach that I just spike about because I believe that our industry — our industry has been very focused on delivering best product. That’s good. Innovative, best product. You deliver it, it will sell. That was sort of the mantra. I think again, looking back through the payers’ eyes, quality, efficiency and outcome, it’s now give me the solution, give me an integrated perspective of how that product fits into my care pathway that will, in fact, give me the types of outcomes that I look for.

So the mentality of being able to always look from an integrated solution means if you’re going to look at an integrated solution, you’re going to have to look at the multiplicity of platforms and the way you can develop a solution for that payer. And again, lastly, the revenue growth. The revenue growth within the pain franchise, we want to use that revenue growth to be able to implement this expanded vision.

So the principles under this expanded vision are going back to basing on, again, the hypothesis of the way our health care industry is going to have to change and is changing. So the guiding principles of the vision, important that again I get this across to you because we are taking the first step of many steps in terms of building, okay, on growth. This is the first step in a platform that will allow us to move beyond the therapeutic profile of the Company in pain. But we want to be able to build on certainly that competence in pain.

And the other area that has been successful with Endo is that we didn’t create under the success of the Company barriers. Many tines companies, in the fact that they’re successful, they create barriers in the sense of their infrastructure. That barrier could be only really able to execute against small molecule or large molecule or they — if they were a device company. Or, they could have barriers in the sense that because they’re into a specific franchise, they can’t go beyond because their manufacturing output has to be satisfied, therefore they have to stay.

The beauty of the Endo model has been we’ve been able to execute to date under a virtual model. We’ve been able to utilize the competencies and development [accented with outside]. We’ve been able to look at our manufacturing through a virtual model. And going forward, we will continue to use virtual and we’ll use virtual in R&D. And again, Ivan Gergel will talk a little bit more about his perspective on this deal but, again, coming to it from the perspective of how to use the virtual aspect [in R].

Current assets, we want to leverage those current assets. And those current assets are certainly the sales organization which exists and, as I show, a track record of success. So we want to continue to leverage that. We believe in this deal. Being able to have that asset of primary care is going to be a wonderful adjunct to be able to unlock value on the Indevus products and Nancy will cover that.

The other element is that we want to be able to see this therapeutic focus really not only just embrace the products, but also have that technology platform that comes with this transaction, which is in the delivery. And that leverages another one of our current assets and that current asset is our specialty generics arm.

As we look at the specialty generics arm in the past nine months, noticeable to myself was great competency, very innovative. A little starved, we put money against it. They’ve licensed in APIs and now, again, their formulation is moving forward. But it was obvious to me, too, that one of the elements that they needed and we could get it through licensing, in this case we would own it, is a delivery platform. So that’s an exciting adjunct to that leveraged asset.

So, again, the principles under which, as we move forward with our build-out on growth, is to really leverage those core competencies that are in the Company, build on the pain franchise and, again, keep ourselves flexible and virtual.

So, we get to why Indevus. Well, if I’ve done anything, I hope I’ve laid out the thinking steps that went through the organization for the last nine months. And when you come through it, you say, okay, we want — what do we want to do, then? Well, we want to fill those areas that are obviously not being addressed. Revenue growth, want to accelerate revenue growth. Indevus gives us that opportunity. It gives us the opportunity beyond just the products, as Indevus sees them, gives us the opportunity as we see it through the eyes of Endo and its leveraged assets.

The development pipeline, criticized not deep enough, maybe too narrow. This certainly broadens the pipeline. And it’s a pipeline that’s in late stage. Obviously, we structured a deal around that pipeline with the [CVRs] and we’ll talk more about that. Platform technology I’ve mentioned. Very innovative platform technology and synergizes well with the specialty generics and certainly the expanded footprint relative to our therapeutic approach.

So, it is a perfect, to my mind, step forward for Endo at this point in the plan. So, as we go forward, and points that I’d like you to again keep in mind, so we’re here today and we want to now project ourselves beyond today into ‘09 and forward what are going to be some of the guiding principles.

Leverage efficiencies. We want to leverage those bases that I spoke about within Endo. Solution-based, always again keep coming back as we do things, the point that I’ll be bringing into those discussions as we do future deals is how we see it fitting into the care pathway and creating the solution for quality, efficiency and outcome from a payer’s perspective.

The R&D, well, we want to broaden our competencies in pain. That’s clearly again a franchise that we want to build on because there’s a broad opportunity in that franchise because of its mix in almost any therapeutic approach, and certainly build out the urology and endocrinology franchises that come with Indevus.

The virtual model I spoke to, critical to be able to remain flexible because if we’re going to be a solution integrator, we have to be able to handle the broad and breadth of platforms. I want innovation. Innovation, however, has to be integrated in and it has to be integrated in a way in which the Company can see its value and return on that investment.

And certainly using the virtual model and using the premise that it has to be an integrated solution in order to fit the innovation model is, again, a consistency that you’ll hear me say time and time again. And it’s a sustainability base business. Base business is highly sustainable and will allow us to go through this building process I speak of.

Okay, I use this chart and I’ve used it internally as I moved the organization at Endo forward into thinking. Remember, coming in nine months ago, a highly successful focused pain organization. Fine, Dave, welcome to have you onboard. Now what are we going to do? And that was basically where we started. We started with a pain franchise.

And what I show here, just on the axis, time as well as innovation, there’s a lot of innovation in pain. It hasn’t — hadn’t yet been realized or actualized, but certainly it’s worthy of the investment. Specialty generics, again an opportunity within the Endo structure. And again here we speak of is it an opportunity that can be leveraged for growth? Yes, it is. And it fits, again, against pain so here again we have the opportunity.

When we look through the criteria that I went through, essentially you look at what I’d like to call the area of focus that I wanted to get the organization to look at is in pelvic health. And that threw everybody. I’ll be honest with you. When we went through at a town hall at Endo, everybody said, huh? It’s a term not normally used.

In our industry we talk about we’re going to be a specialist in oncology or cardiovascular or CNS. And here’s somebody saying, well, we’re going to be pelvic. And I think somebody in the audience said, Dave, why don’t we have a right arm strategy or a left arm strategy or some other anatomical part? Okay.

The point, I think, was that from my past experience, as I said, up in that fire stand and looking out at the world, the pelvic area is one for a company our size gives us an opportunity to focus. It doesn’t tie our hands. Benign, malignant disease is certainly available to us. Gender specific, no. Pelvic disease relative to male or female, open to us.

I think various platforms in the extended future that’s going to happen. And so, obviously the other underpinning aspect of this area that I liked was the demographics. So it may be an odd term to use, but it’s a term basically that allows us to give us the focus and allows us to utilize what, again, I think are the principles that are going to be important for health care going forward.

And then when you take a look at what we have relative to the Indevus acquisition, you basically see what it brings. It brings us a straightforward foothold in this space and its delivery platform really allows us to accent the specialty generics. So it’s, again, a first step. By no way is it a silver bullet. It’s a first step.

So we stand here again looking at the principles under which we have as a base business, the principles under which we’re going to build around future growth and, again, the underpinnings of those principles and how they’re satisfied within Indevus.

Okay, let’s talk a bit now about the mechanisms of the transaction. Okay, the transaction and the goals of the transaction for myself was again, utilize cash. Utilize cash. Certainly utilize it in a way that’s well managed. So the management and the way we structured the deal through CVR allowed us to be able to value that near term asset, which is revenue and the base business of Indevus along with the technology, and then put again the way of looking at future performance and pay out if those targets are achieved. So to me it was about managing risk and allowing us to take our first step.

The other element and the opportunity that we took advantage of was the structure, using a tender offer. The tender was in order to be able to do it in a speedy, direct fashion. Time is everything. I told you we’re on a nine-month plan. We’re on a very aggressive ‘09 plan. And I wanted to be able to complete this offer and be able to move forward with the integration of the companies, the technology and certainly built out the Company.

So again, the goals under which we’ve approached this, I think, is we’re able to create maximum shareholder value as soon as possible. We used, again, the CVR approach along with the tender. And I think, again, will serve us well as we go forward.

I think a point that should be added because it came up in the conference call yesterday is how much cash did you use? And again, we probably weren’t as clear as we could have been. But let me just give you the thumbnail sketch. As of September 30th, in 2008 we had cash and marketable securities in excess of $900 million — $914 million to be exact. The upfront of this deal represents 40% of cash and marketable securities as of September 30th. That percentage, of course, will decrease versus yearend balances. Until we close out the year in February, we’ll draw that out.

But as of September 30th, we generated over $280 million in cash flow from our base business. Okay? So, there’s plenty of dry powder as a result of the way we structured this deal and the principles under which we’re looking forward in order to execute the next successive steps going forward here.

The deal, I think — again, I won’t cover it in any great deal other than what you see up here. It is an ability to acquire 100% of the outstanding Indevus stock, $4.50 per share, approximately $370 million. Again, the CVRs are valued at $267 million, NEBIDO being one approval for $2 gets approved and $1 for Octreotide when it gets approved. So we’ll pay for performance, but up front we have created real value immediately out of the box with revenue and a delivery technology.

Let me now spend a little bit of the time — because I think a demonstration, if you would, of those tenets that I spoke to you earlier about are changing in health care. How does it reflect against that changing practice and how does urologist fit up against a good starting point in this area I call pelvic health and pelvic disease?

Well, again, the urologist is a significant player in this unmet need of the aging population. I think you see that urologists are, if you study and look at those and people that are in the field that follow products, they are early adopters. They look at multiple platforms. Generally, they’re driven more by procedures, but obviously procedures and drugs where their training, again, is a little bit more on the surgical side but they’re open, again, to the multiple platform approach and well defined clinical endpoints.

Now, that’s a little bit of a point relative to a company our size. When we look at the types of treatments that this field, either in pelvic health and/or urologists, from the development standpoint, having good, clear endpoints allows you to have good, clear trial design. Good, clear trial design, good outcomes, better chance of that. So, again, they’re sizeable under which a company our size can go after in terms of developing products in this space and they’re defined.

A profile in urologists, for those that may or may not, again fitting to the size of our company in Endo, 10,000 urologists, certainly well within the scope of the sales force that we currently have. The income is notable. They’re in the top quartile. However, notice that third bullet has been declining and I’ll show a little bit what’s happening to that practice.

Generally, yes, surgical and surgical training in the urology space. And the urologist is considered, even though there’s a relationship back and forth with the primary care physician, the urologist is generally the lead, as we call it, the quarterback. If you look at what are the compelling underpinning elements of the urology business and where their income is really derived, these are the elements that underpin that in terms of overactive bladder, prostate cancer, bladder cancer and the hypogonadism, which is again using hormone approaches.

Now, they’ll also use — unrelated to this, but in terms of treating the bladder cancer they’ll use hormone treatment there, too. So, their ability, to my earlier point about procedural and drug and the use of multiple platforms, this is a group that understands it.

But what’s happened to their — and I think maybe what we’re not going to get, is some of the changes — it projects better on this screen, is what’s happened relative to their practice since year 2000. You can see notable is, and part of that’s driven by technologies, part of that’s driven by reimbursement, in the sense that more office procedures are being performed, more time is being spent with the patient and, again, it’s allowing them to maintain their financial underpinnings of that specialty.

But the changes in that practice I think plays very much to the points that I wanted to make earlier is that that practice allows again an opportunity for those that can give a more integrative solution. Working again in the understanding of disease, disease management; the continuum under which these specialists are spending more time with patients and managing the patients fits well.

The other element that shouldn’t be forgotten is management of pain, be it pain as a result of the disease or the disease state or the procedure that’s being used. So, again, our pain franchise marries up nice with this specialty. So, as I close out and before I pass the baton on to Nancy, I think it’s also now important if you understand the backdrop is to understand again how the Indevus products really fit nicely against our strategy and the direction for our growth.

This pelvic health idea I think is picked up here very nicely in the sense that oncology, gynecology, nephrology, urology, there’s a number of opportunities, male, female, benign, malignant, multiple platforms, where we have, yes, a focus but we’re not at a point where we’re not able to flex into the broad platforms and/or relationships that can be developed to either do co-marketing or co-development to provide what I like to call that integrated solution for this audience.

There’s on other area, see other oncology, and I think anybody that knows if you’re in oncology relative to, let’s say, pelvic health, it could allow you to move into oncology outside of that area, but today that’s not a focus of our strategy. It really is focused around pelvic health.

So the basis, then, I’d like you to understand is how we got there, the underpinnings of where we want to go, and how the Indevus product line, I think, meets those objectives as our first step in growing Endo to be a highly successful integrator of solutions for the field of pelvic health.

And on that, I would like to ask Nancy, Chief Operating Officer of Endo, to step forward and give you a little bit more detail on the products that underpin Indevus and the acquisition.

Nancy Wysenski: Well, let me start by thanking Dave. Hopefully he’s given you a nice contextual overview of what we’re doing at Endo, how we’re growing the business, how we’re thinking about things differently and why we believe Indevus fits nicely with those plans for future growth.

What I’d like to do is just run through a handful of slides and begin to talk a little bit more specifically about Indevus, the company, what it is, and how it looks to be such a good fit for Endo. And then beyond that, I’ll take you through some of the currently marketed products, at least the key products. From there, I’ll be turning the podium over to Dr. Ivan Gergel, my colleague, who will take you through the pipeline.

So, having set that context, let me tell you that this is a wonderful opportunity, from my point of view when I look out from a commercial perspective. Indevus, of course, has a beautiful little tidy portfolio of marketed products. And I call it tidy because they are very nicely focused in two core therapeutic areas that are manageable.

One, calling on those 10,000 urologists and a handful of primary care physicians who behave as though they’re urologists, that Dave mentioned. And secondarily, in an area that Dave hasn’t addressed, but a small sort of subspecialty right now in calling on pediatric endocrinologists with a very compelling product. So we’ll get into that in just a minute.

This — the fit for Indevus is so nice because some people say that the specialty model is broken. I don’t believe that. If you look at the data, all of the real high growth right now is coming out of products that are targeted towards specialty markets. And Indevus has organized itself around that concept by focusing on oncologists and now pediatric endocrinologists, later endocrinologists more broadly.

That’s a beautiful overlay to the focus that we have with two sets of sales forces calling on pain specialists at Endo. And what we can do to leverage those assets further than what Indevus could have done on their own is adding our 360-person generalist sales force because most specialties still have some bleed over into the generalist market. In this case, it’s frequently primary care practitioners that are out in more rural areas who treat patients and actually prescribe as though they were urologists.

So we’ll be extending the use of our primary care sales force to give that audience coverage. And as Ivan begins to speak to you about NEBIDO moving forward, there’s going to be a beautiful opportunity there, again, to leverage the intersection of those specialty sales forces with the generalist backup.

In addition to the fine commercial organization that they have established and I believe is properly sized for its current operation, Indevus also has a nice manufacturing facility where they have a proprietary approach to manufacturing the HYDRON implant technology that Dr. Gergel will speak to you at greater length about in this presentation, and they have an R&D model that is similar to ours.

So, I think as we move forward and we look toward the steps necessary for integration, this is going to be quite a natural fit and there won’t be huge adjustments necessary to bring these two organizations together. As I mentioned, Ivan will speak a little bit at more length about the pipeline in just a moment.

So this slide lays out for you the five currently marketed products for Indevus. Let me knock one right off real quickly here and that is Delatestryl. Delatestryl is a one to two-week injection for the treatment of male hypogonadism. This product is not a huge product. It’s actually declining and that’s because there are really improved technologies available.

And we believe that, assuming we are able to secure the approval of the FDA for NEBIDO, we’ll be cannibalizing this business, as well as much of the topical gel business that currently exists in this $700 million plus market. So Delatestryl in and of itself is not one of the most innovative compounds that drew us to this franchise.

The compounds that did draw us to this franchise interestingly, of course, are SANCTURA. That’s a family of compounds, both the original compounds, which is a BID or twice a day formulation, and now the XR, which was launched last January, allowing once a day dosing. I think most of you have had exposure to and are probably quite familiar with the overactive bladder market. We’ll talk at greater length about it.

But one of the interesting features of SANCTURA XR that I believe is going to drive it toward a more successful positioning in the market that VANTAS and SUPPRELIN also share is a real edge on compliance. So I started my career as a nurse, a psychiatric nurse at that, and I can assure you that most really agitated acute psychiatric patients are not interested in taking medication. Typically, at the outset they don’t have a lot of insight into the need for the medication. And as a nurse, I was very interested in convincing them to take the medication.

I learned firsthand that as you can improve the approach to the delivery of medicines that allows for that patient to comply with their dosing schedule, you’re going to improve the outcome for the patient and the family. And so, let’s keep that in mind as we walk through these slides because no medicine, no matter how good it is, is effective if the patients can’t remember or won’t comply with the dosing strategy.

So first of all, the greatest generator to the current revenue is actually the royalty stream generated from SANCTURA and SANCTURA XR. The XR is quickly cannibalizing the original BID formulation, again as it was launched last January. You may know that this product is partnered with Allergan. Allergan actually came about those rights when they acquired another company that we had licensed the rights to earlier. And therefore, we will be looking toward a royalty stream, 12.5% on this successful product that is young but growing.

And also, there is a co-promotion license in effect. This license currently extends until the end of March. And Allergan is actually paying Indevus to provide support in both primary and secondary calls to the urology marketplace. What makes this drug interesting is again with the launch of the XR, it achieved the most favorable dosing schedule that other large compounds in this class in a market of $1.8 billion already offer.

But it — this drug, SANCTURA XR, actually has an even more favorable adverse event profile with a lower incidence of dry mouth, no real significant drug to drug interactions and, again, now offering the QD formulation, it’s really got some potential. What it didn’t have in the past was a lot of promotion behind it and we now have an opportunity to look at that.

We have an opportunity obviously to open up dialogs with Allergan and try to convince them that we want to put support and a good deal of sampling behind this product so it can move its way up toward the market leaders.

The next product that I’d like to chat with you about is VANTAS. And for those of you who are wondering as Dave talks about this interesting technology that we acquired, you probably can’t even see this from where you’re sitting, but VANTAS is administered within this wonderful HYDRON polymer drug delivery technology. That’s it. You probably can’t even see it extending beyond the tip of my finger. But what I want you to realize is this is extremely small. It’s somewhat flexible.

It’s come about from the original technology that was used to manufacture soft contact lenses, so the people who are doing this understand what these polymers are all about. And if you can picture a physician using a simple (inaudible) to insert this in the inner aspect of the upper arm, it’s really not a very traumatic experience.

Now, let’s blend that concept, which will carry over into our next discussion on Supprelin, a very interesting drug used to treat an interesting disorder. Right now I’m sure many of you are well aware of the — all the statistics around prostate cancer. It is the most commonly diagnosed cancer in men. You know that. One in ten men will be diagnosed.

And the good news is that advances in medical diagnosis and treatment have brought more and more men into the physician’s office to discover the occurrence of prostate cancer earlier and earlier in their disease state. And that’s great because if they catch it early, they can have a much better outcome.

However, 50% of the patients, even those who are caught early in the development of the disease, go on to develop advanced prostate cancer. And at this point in time, the preferred therapy for advanced prostate cancer continues to be hormone therapy. And LHRH antagonists are among the most common and favored. I’m sure you’re aware of Lupron, which is the market leader.

And you’ve got to think this through. Here’s this gentleman who average age is late 60s, early 70s, he’s been diagnosed with prostate cancer. He’s been dealing with this likely for months, if not years. It’s now progressed. He’s got other likely symptomology due to these — the challenges of treating the prostate cancer as well as the progression of cancer. And he’s got to make a choice about how he wants to seek treatment.

So right now, when the physician is talking to these patients about their options, they can either go to an injectable therapy or now they have this wonderful opportunity to offer them VANTAS. And I know — I don’t know about you, but most of the guys in my life sort of don’t like going to physicians a lot and the less frequently something can be dosed and the less frequently they have to be reminded and think about what’s going on, the happier they are.

So we’ve seen a nice uptake here. And in fact, in the difference in sales from 2007 to 2008, this drug tripled from about $6 million, where it was just starting to get a little bit of traction, to more than $16 million. In fact, we see that number growing even more dramatically because Bayer Schering recently removed Viadur, which was the only other 12-month implant available. They removed it from the market.

Good news is that was $72 million in potential that we will now have a chance to try to capture, as well as some of those Lupron prescriptions that are being written on a once every three month schedule. So I would hope you would agree that there is definitely potential here and we intend to pursue it. Now, histrelin is the most potent LHRH antagonist out there on the market right now. And this formulation in VANTAS we’re administrating 50 micrograms of the drug.

Like to move onto an even more interesting disorder [that is far] less understood, where a different dose of the same Supprelin can be used to really address a very sad situation, and that is central precocious puberty. Now, much smaller market, about $80 million. Many of you may not be familiar with this. But the medical world at large defines the normal — early, but normal onset of puberty for boys at about age nine would be early normal and for young girls at eight.

Believe it or not, there are about 5,000 young patients a year, the vast majority of them girls, and that’s significant because of the way that this disorder exerts itself, who actually begin to experience puberty at far younger ages. And sometimes as young as three and four years old. So what happens when the pituitary gland starts generating these sexual hormones — what happens, these young girls at three or four or five or six start to develop secondary sex characteristics. They can begin menstruating shortly after that.

And even sadder and of greater concern is the fact that their growth is affected because, as is typically expected in puberty, you have a growth spurt. When you’re four years old and you have a growth spurt, you become much larger than your peer group and then, once it stops, you end up with a far shorter than average stature. So the good news about this disorder is that, particularly since it does affect girls, parents pick up on it very quickly, obviously.

They realize there’s something wrong, they get them in. They’re usually referred to a pediatric endocrinologist. And as long as they can be administered an LHRH antagonist, they can suppress the further development and actually reverse some of that and hold these young gals off until a normal onset age for puberty.

So the sad news is that, again, you picture this kid who’s going through some psychological problems and now they’ve got to go to the physician every month for a decanoate injection, which is not the most comfortable thing. And I don’t about you, when my kids were that age they were not too keen on that. So now, for just slightly over a year, physicians have the opportunity to, again, opt into the use of the HYDRON polymer drug [delivery] technology to treat these kids.

And in fact, about 80% of the pediatric endocrinologists across the United States have tried this to treat this disease and 60-some percent of the total have already used it in more than one patient. Since it’s been out for about a year and a half, they’re coming up on the cycle where they’re beginning to explant and reimplant the next HYDRON dose and that seems to be going fairly well.

So we’re very pleased that Indevus has reported stronger than expected sales of this product. And we think as it picks up and physicians gain more comfort, it’s really going to offer a lot of potential. So that’s it on the current pipeline — I’m sorry, on the currently marketed products. A Freudian slip.

I’m going to turn it over now, very appropriately, to Dr. Ivan Gergel, who will walk you through the pipeline that we’ll be gaining in this wonderful opportunity with Indevus, Ivan?

Dr. Ivan Gergel: Thanks, Nancy. Good morning. It’s good to be here. I head R&D at Endo. I’ve been with Endo — similar to Dave, I joined in April of this year. And coming onboard, there were a couple of key objectives that I wanted to achieve. One of them was to strengthen R&D at Endo. And the other one was to prioritize and grow our R&D pipeline.

I believe that the Indevus deal does both of these things for us. In joining with Indevus, we acquire some tremendous talent and expertise in the R&D of endocrinology and urology. We acquire a late stage robust pipeline. And we also acquire a very exciting, novel platform technology for drug delivery.

If we look at the pipeline, as I said, it’s pretty robust. There are two products that are in late stage review with FDA. These are VALSTAR for bladder cancer and NEBIDO for hypogonadism. We have two products that are in Phase III testing, the Octreotide implant that’s going into Phase III testing in acromegaly and will shortly also be going into testing for carcinoid syndrome, and PRO 2000 for the prevention of HIV and other STDs, sexually transmitted diseases. And finally, we have Pagoclone, which is a GABA agent that’s going into Phase II studies for the treatment of stuttering.

So if we look into each of these in a bit more detail, NEBIDO is a testosterone injection for the treatment of hypogonadism. As I’m sure you know, hypogonadism is a very significant issue in the medical community amongst patients. It’s associated with all sorts of clinical features, if you like, such as sexual dysfunction, wasting of muscle, weakening of bones, depression, et cetera, et cetera.

It’s — unfortunately, it’s not well recognized. The market is under-penetrated. But there’s tremendous growth as there is increased recognition of this condition. And the market last year in the US was close to $800 million. There are currently available treatments for hypogonadism, only they leave significant amount to be desired. The market leader is a gel which has issues because the gel can rub off on sort of family or others. And also there are injections available, but these have to be given every one or two weeks and that’s obviously inconvenient.

So the NEBIDO injection has to be given every ten weeks and there’s extensive clinical data on this product. As you may have heard, the — Indevus has recently met with the FDA and has agreed a path forward for their complete response and we believe that will be submitted in the first half of 2009.

The other product that’s really at late stage in review cycle, if you like, is VALSTAR. This is a unique treatment for BCG-refractory bladder cancer in situ that is not eligible for treatment with cystectomy, or removal of the bladder. BCG is the common vaccination that’s given for tuberculosis. It causes the body to have an immune response, which in turn when it’s instilled into the bladder, in other words given into the catheter through a — into the bladder through a catheter, it causes an immune reaction, which causes the body to react against the cancer.

Approximately — there are approximately 30,000 cases a year of BCG-refractory bladder cancer in the US and about half of these are not eligible for surgery, so about 15,000 patients. This drug is currently on the FDA shortages list. It was removed from the market back in 2000 because of manufacturing issues, but we do believe that these issues have been resolved and we do expect this drug to be re-launched in the first half of 2009.

Another very exciting aspect of the Indevus pipeline is the Octreotide implant. This uses the same HYDRON delivery technology that one sees — that Nancy talked about with Supprelin and with VANTAS and it delivers a — Octreotide, which is a somatostatin analog. This product is being developed for the treatment of — developed for the treatment of acromegaly and carcinoid syndrome.

Acromegaly is a syndrome where there’s too much growth hormone, generally due to a pituitary adenoma, and somatostatin blocks that. Too much growth hormone in adults gives rise to abnormal physical features, as well as diabetic and cardiac complications. The Phase III study for the Octreotide implant in acromegaly has just been initiated.

As I said, the other indication, which is shortly going into Phase II studies, is for carcinoid syndrome. Carcinoid syndrome is caused by metastatic tumors that originates in the gut, often metastasize to the liver, and they secrete hormones, often — a frequent hormone that they do secrete is serotonin and this causes the typical symptoms of diarrhea and flushing.

There are currently available a couple of products for the treatment of acromegaly and carcinoid syndrome. These are injections which are either delivered daily or monthly. So clearly, a treatment that only has to be administered every six months that gives very constant levels of somatostatin Octreotide has significant advantages.

The fourth product in the pipeline, which is in Phase II, is Pagoclone. This is a selective GABA receptor agonist that is being developed for the treatment of stuttering. It is thought that [GABAergic] pathways in the brain are involved in speech and language. There’s also some Phase II data that has shown the effect of this drug in the treatment of stuttering.

Actually, interestingly, the observation of the effect of stuttering was noticed in earlier studies in anxiety disorders where patients who were treated, some of them also had stuttering. And the clinicians, in fact, noted that there was resolution of symptoms of stuttering in some of their patients.

Notably, this drug has been utilized in — significantly in clinical studies to date, so it’s got a well characterized safety and tolerability profile, with over 15,000 patients having been treated. And it’s of note that stuttering, while a highly prevalent condition and recognized in the DSM diagnostic and statistical manual, there are currently no treatments available for it.

Finally, of note with regard to Pagoclone is the fact that Indevus entered into an agreement, a 50/50 agreement for co-development and co-promotion with Teva. And Teva is also financing the ongoing Phase II program.

Last but by not means — by no means least, on the development pipeline we have PRO 2000, which is in Phase III for the prevention of sexually transmitted diseases. This is a topical, vaginal microbicide and it works by blocking the entry of HIV and other pathogens into cells. In vitro work has shown it to be highly effective against a range of HIV isolates, in addition Chlamydia, herpes and gonorrhea.

And there have also been some very meaningful preclinical data in monkeys that clearly spurred NIH and the MRC, the Medical Research Council, to undertake a very significant Phase III program with PRO 2000. There are two large studies ongoing, one by the NIH, which is recruiting over 3,000 patients, should report out very shortly, and the second study, being undertaken by the Medical Research Council involving over 10,000 patients, should report out at the end of this year.

The other thing that we acquire when we joined with Indevus is the HYDRON drug delivery technology. Now, I know Nancy has spoken about this to you and has shown it to you. It really is very, very exciting, particularly when you apply it against our focus in specialty generics.

As said, Nancy has shown you this device. It’s essentially — it came — it evolved from contact lens technology and it’s what’s known as a synthetic biomaterial, which essentially means that it’s highly biocompatible. It can be put into the body without causing a reaction. There’s been large utilization of this on a global basis. More than 50,000 patients have been exposed. So it’s pretty well characterized at this point.

As Nancy showed you, the implant is about 3 centimeters long and quite tiny in sort of diameter, about 3.5 millimeters across. And it can be placed in the body for extended periods, for anywhere from three months to a year. And clearly, it’s tremendously valuable to the health care community as it delivers constant levels of drug with minimal fluctuations across time. The device is actually manufactured in an Indevus plant. It’s a proprietary manufacturing process and the plant is located in the New Jersey — is in New Jersey, in Cranbury.

So, how do we — how will we apply the HYDRON delivery technology? Well, firstly, it’s clearly appropriate, given its size, to the highly potent molecules. As I said, there’s clearly a strong clinical need for devices that can deliver constant levels of drug with minimal fluctuations over prolonged periods of time. And this, we believe, is very relevant to Endo’s strategic focus going forward in the oncology space, the endocrinology space, the urology space and the pain space.

And with that, I would like to hand back to Dave.

Dave Holveck: I want to thank Ivan and Nancy. I have — again, you get a greater understanding in detail between both the strategy, the underpinnings of why we are excited about the Indevus as both a product portfolio for us and a pipeline for the future and obviously the delivery technology.

So as we look at Endo going forward, just to conclude, it is as a result of success and the ability of sustainable success with the pain franchise that enables us to undertake an opportunity to build out an extension to a successful history of this Company. We’re looking first and foremost to see the opportunities of integrating to solutions, first in the urology field and as we go forward into overall pelvic health.

We see, again, near term revenue streams that I think we are well qualified and quantified, to Nancy’s presentation. And again, the pipeline, an exciting opportunity that gives us, again, the mid to long term play for our objective in terms of growing the Company.

And lastly, I’d like you to really, again, keep in mind that what we’re doing here is expanding the vision of Endo. Its vision — its vision is based on past success, its vision is based on the futures and the needs of health care. We think we’re well positioned to do that with this first step.

So on that, I’d like to close this presentation and then move us forward into some Q&A. If I could have the individuals come forward, Ivan and Nancy, [Karen], Blaine there. Blaine, I’m going to ask you to be sort of the traffic cop on the questions. And sometimes you may be able to answer some of the questions. So there you go.

+++ q-and-a

Blaine Davis: Can you hear me okay? So, for the benefit of the folks on the conference call, prior to asking any questions if you can just identify your name and firm. We’d appreciate it. You can go ahead and — wait until they get organized. We can go to the first question. Anybody?

Annabel Samimy: Hi. Annabel Samimy, UBS. Can you talk a little bit about the intellectual property around the HYDRON technology and the patent situation around SANCTURA, if they’ve advanced in developing more strength around the patent portfolio there?

Dave Holveck: On HYDRON you speak of? I think the patent portfolio, it really does underpin this asset is the complexity and the know-how in terms of the manufacturing process. To me, that’s the element. The Cranbury facility is critical to their — to this technology and the value add and the retention of those people are equally critical. So it’s not so much, again, the patent as it is the unique and the expertise of the manufacturing process.

You had also — what was the other part?

Annabel Samimy: Yes, around SANCTURA I think there is some question about the patent protection around SANCTURA XR and if you can talk a little bit about that.

Dave Holveck: Yes, I think — do you have anything? Maybe, Nancy, you want to add a little bit?

Nancy Wysenski: The current patent application on the XR formulation is expected to extend until 2025.

Annabel Samimy: If I may ask one more question. Right now you have royalty stream structure in place for SANCTURA XR and that — for a company your size, that royalty stream is not as attractive. Would there be any interest in looking to expand that or paying — somehow restructuring the monetized royalty stream that you have in place right now?

Dave Holveck: I’m sorry. To Nancy’s point, as we move forward, I think we’re certainly going to look at what opportunities are available through the co-promote with Allergan. I think other elements relative to the restructuring and such, in time we’ll better be able to answer that question. But right now it’s not — it’s not off the table, but it’s not one of the considerations.

I think from our standpoint the opportunity to the qualities of the product and if we can, again, work and expand with Allergan, any increase over the required royalty payment is revenue relative to Endo. So it’s in our interest to be able to see that program continue to be successful. We’ll work on it that way.

Annabel Samimy: On the monetized portion of it where you have $105 million outstanding, is there any wiggle room to work with that as well and not just have it — have the royalty stream go to —

Dave Holveck: Yes. At this point, no. Just leave it at that.

Gregg Gilbert: Thanks. Gregg Gilbert from Bank of America/Merrill Lynch or whatever we’re called. On NEBIDO, Ivan, can you expound on what level of diligence you were able to perform there and how involved you and the team will be in answering the FDA?

And for Nancy, can you talk about how the injectable products are currently used in a real world setting and reimbursed to kind of set the stage for us in terms of how a physician in his practice makes money on an injectable versus obviously not making money on a topical?

Dr. Ivan Gergel: Gregg, yes, certainly. We look — we went — obviously we did our due diligence. The team went up there, we looked at the cases. We’ve also closely gone through the regulatory — most recent regulatory correspondence. We’ve — our perspective is consistent with that put forth by the team at Indevus. There’s one serious event that the agency was focused on. They continue to collect data.

At this point we believe it’s now out to 16,000 injections in just under 3,000 patients and there’s still only one serious pulmonary early microembolic event at this point. So it’s — we’ve sort of certainly looked into that. It’s clearly a major issue. And, of course, we’ve also tied a component of it to — the CVR relates to the NEBIDO as well.

Gregg Gilbert: (inaudible - microphone inaccessible)

Dr. Ivan Gergel: Yes, that’s the primary issue the agencies give — they’ve talked about other issues, but that’s really the one where they focus. That’s the one that they’ve gone back and forth on and they seem to be happy with the proposed plan and the path forward.

Nancy Wysenski: So to the question on the reimbursement scheme around injectable products, as you know, this is going to be very similar to what you’re used to seeing in oncology and in other specialty areas. We would prefer that physicians would bring the drug into their office and go through a medical reimbursement model. And that’s obviously the way that Supprelin and VANTAS are currently reimbursed. There may be a need to also make the product available through normal pharmaceutical reimbursement models through retail pharmacies.

Sometimes physicians don’t want to stock these products because they’re more expensive and they would prefer that the patient go and actually obtain the drug and bring it into the office. We see that as far less convenient, and so we’re going to drive and do everything we can in campaigns to encourage patients to — I’m sorry, to encourage physicians to stock it and use the medical reimbursement model.

I think the other part of your question, is there much of an advantage for a physician to do that? I think the answer — the best answer would be there used to be. And there were some issues associated with that and the media has really brought some attention to the markups that physicians were charging.

So, certainly, the fact that the patient has to come in and receive the injection, they can claim reimbursement for that procedure and the office visit and there will be some markup on drug, but I doubt that you’re going to see some of the issues that you saw in years gone by in the oncology arena.

Rich Silver: Rich Silver with Barclay’s Capital. On VANTAS, can you give us some perspective on what exactly happened with Viadur and it being pulled from the market and in terms of the potential of that product versus VANTAS?

Nancy Wysenski: Sure. Viadur was actually a similar product. We think that VANTAS offers some further benefits. But to be honest, from the way that I read the situation, and I could be wrong, it seemed that this was one of the few implantable devices that they were manufacturing and it’s really tough to get a reasonable cost of goods under that situation.

So the good news about this plant in Cranbury and the proprietary nature of the way that they spin cast this little implant and fill it with the appropriate drug substances is that we can allocate cost across all of these drugs.

In addition, we are supplying Orion, who is the EU partner who is promoting this drug across the European Union, and there’s a nice supply agreement there that will further bring the cost allocation structure down.

Rich Silver: And in terms of the product itself and the profile, can you compare and contrast the two?

Nancy Wysenski: Can’t do that for you right now. Sorry. It’s just not — don’t have the data for you.

Rich Silver: Okay. And then second question is on SANCTURA. Can you talk about Allergan’s responsibility versus yours in terms of the promotion and how that works?

Nancy Wysenski: Yes, well, Allergan really owns all the rights to the drug. And when they acquired the other company, they got all of those rights along with the acquisition. What they decided to do since we were already involved in the promotion of this drug was to enter into a co-promotion agreement such that they could continue to pay Indevus for, again, those first and secondary calls, I believe there were 28,000 of them that were being delivered. And then they paid us 12.5% royalty stream on top of that.

Do you want to add anything, Karen?

Karen Adler: (inaudible - microphone inaccessible)

Rich Silver: Okay. And then just lastly, a follow-up to the conference call yesterday. There was a question about ranking — rank order of the products and the potential. And I know you’re going to elaborate on this maybe later, but didn’t really answer that question in terms of what you thought as you look at this pipeline of marketed products as well as development stage what you thought had the greatest potential —

Nancy Wysenski: Again, there are sort of two aspects, whether you’re interested in the short term or the mid term.

Rich Silver: Both.

Nancy Wysenski: In the short term and historically speaking, even though it’s only a royalty stream and I would agree that’s much less attractive, SANCTURA XR is delivering the bulk of the revenue, I believe over $40 million in 2008, followed there by VANTAS, which I said is growing at a really nice clip, triple its sales, and then Supprelin LA behind that at about $14 million.

So we see those two drugs having a wonderful opportunity. Obviously they’ve been de-risked because they’re on the market, the uptake is there, the opportunity to cannibalize the Viadur for VANTAS, et cetera, et cetera.

Beyond that, there’s obviously a nice opportunity with NEBIDO. And part of the agreement is that we are working to keep — I don’t know if you want to speak more about this Ivan, but the actual Indevus R&D team in place who is doing that work to make sure that that work stream carries on nicely. And we think there is some significant potential there.

You may have caught on one of the slides that in the CVR, one of the intricacies was that if they reached — if we reached $125 million in sales there would be a payout. I think that may be a little bit of a stretch goal, but it’s got significant potential.

Behind that, we — I personally am very excited about Octreotide. I mean Sandostatin shows — Sandostatin LAR now is the market leader for the treatment of both acromegaly and also carcinoids and they’re selling more than $1.3 billion. So you don’t have to get every one of those patients to generate quite a nice little income stream there. And the development program is reasonable, not as risky as an NCE development and hopefully a little quicker.

Rich Silver: Okay. One last one on the dilution accretion questions from yesterday. Now that almost a day has passed, is there any possibility today, as opposed to February, of you at least giving us some insight on that, particularly maybe you seeing what’s happened with the stock today?

Dave Holveck: [You’ve all been told] February where we can take you all the way through that. I think at this point, when we go through and roll up our financials, I mean I would just say that anything at this point would be inappropriate until we can lay it out in February.

Rich Silver: Okay. Thank you.

Unidentified Audience Member: Maybe just to follow on to that last question, is that because you don’t yet have a really good handle on what the numbers are going to look like, or you’re just not prepared to give ‘09 guidance for the Endo standalone?

Dave Holveck: It’s the latter. I want to be able to give you ‘09 guidance and be able to address the specifics relative to the question that was asked relative to dilution.

Unidentified Audience Member: And maybe back to Ivan on NEBIDO and the due diligence that you did. So we’re now saying one out of 16,000 injections was serious cough. To clarify, that was from the prospectively designed clinical studies? Is that correct?

Dr. Ivan Gergel: Yes. The — so originally in the [NDA] I think there was something in the region of 700 patients and something in the 3,000, 4,0000 cases. But in discussion with the division, they realized there were some well controlled Phase IV studies being conducted with the partner in Europe so the agency has accepted that data as good, well controlled clinical data.

Clearly, they’re going to review that, but we believe that is acceptable data. So the database is coming from clinical studies. It’s 16,000 patients in studies where there has been a formal CR, case report form, and formal collection of adverse experiences.

Unidentified Audience Member: 16,000 injections.

Dr. Ivan Gergel: 16,000 injections, yes. In something — it’s just up to 16,000 — now and I think the number of patients is in excess of 2,800 being exposed in clinical studies.

Unidentified Audience Member: And is there something being submitted with a response with respect to the post-marketing surveillance in Europe?

Dr. Ivan Gergel: Yes —

Unidentified Audience Member: Just —

Dr. Ivan Gergel: In any response —

Unidentified Audience Member: How many cases have been randomly reported?

Dr. Ivan Gergel: That’s a good question. I think the number — I think — and the problem with spontaneous reporting is one doesn’t have a denominator and one really isn’t clear of the types of cases, so the agency doesn’t put a huge amount of sort of value on those. But I believe — I believe the number is somewhere in the region of 60 types of things, but that’s in a much — huge — sort of much greater exposure. So the real focus is on anything evolving from the clinical studies.

Unidentified Audience Member: And I guess where I’m going from this is that if it’s really just due to improper injection technique, that you know that’s going to happen in real practice and in a controlled clinical setting it may be less likely to happen.

So is the FDA going to be looking at just the spontaneous reports from Europe as a predictor of what might happen over here? And where I’m going with that is might they impose a REMS program that is very restrictive, different from a black box, and is that considered within the contingent payments?

Dr. Ivan Gergel: So, I mean I can talk to the FDA component of it, which is I think the — there’ll be — obviously depending on the results from the clinical studies, the FDA will — may label as they feel appropriate. There’ll be continued discussion on that.

And they may put in place some sort of patient information guide as well. And there may be instructions to the physicians treating in order to sort of — if they do believe at the end of the day that it’s due to improper injection technique, they’ll put steps in place to ensure that that sort of — that they mitigate that to the greatest extent possible.

But once again, I think they — my read of it is that they are reasonably reassured at the very low rate of these events, which is looking like one in 16,000 at this point.

Nancy Wysenski: Just to reassure you further, perhaps I can elaborate a little bit. We did look at that issue in our market research during our due diligence and we believe that if there was an onerous program put in place where, a) patients had to participate in a registry or physicians had to be pre-qualified, we absolutely learn that that would be extremely negative. We don’t think that is likely without a black box warning being tied to it. And so, you saw that’s why we constructed the CVR with a black box.

Now, I think a black box is very unlikely because if there’s that much concern about risk, there are other drugs already available that are just less convenient and less likely to result in good compliance. But I don’t think the FDA’s going to prove it if they wouldn’t believe that it — that the safety was pretty well established. So in addition, they’re already planning that educational program with the marketing team.

And those of you who are physicians and any other allied health care professionals know that it’s not that tough. It’s just about aspirating the needle once you inject it into the muscle to make sure that you’re not in a vessel, right? And I think if you can just highlight that as you’re detailing the drug, you’ll have a reasonable containment of the incidents.

Unidentified Audience Member: Last question. Just your earlier comments about the $125 million might be a stretch number in the CVR, is that if it gets a black box or overall? If it doesn’t get a black box —

Nancy Wysenski: If it gets a black box, that’s a real stretch. Again, we don’t think that’s likely.

Dave Holveck: So just — I mean to explain the CVR, so basically, essentially the way it works is that it’s a $2 CVR payment relative to approval of the compound without a black box. If it does actually receive a black box, then it’s $1 payable and then the achievement of the $125 million in sales milestones based on a rolling quarterly basis. So it’s actually spit out in that way. So it’s $2 with no black box. If there is a black box, it’s $1 upon the achievement of $125 million in sales, then it’s a second dollar.

Unidentified Audience Member: Are the CVRs going to be tradable?

Dave Holveck: We don’t expect that they’ll be tradable. Non-transferable.

Next question?

David Buck: Thanks. It’s David Buck from Buckingham Research. Dave, can you talk a little bit about when you came into the Company, looking at the current product line, you talked a little bit about sustainability and a source of cash flow obviously for acquisitions such as Indevus. How’d you get comfortable with the Opana ER IP and the longevity of that asset? And, how have you gotten more comfortable or less comfortable with Lidoderm in terms of IP and the sustainability of that asset?

And then finally, if you look at Lidoderm in terms of prescription volume, you’ve seen a dramatic slowing over the last quarter or so and maybe you could give some sense of plans to turn that around. Thanks.

Dave Holveck: Well, I think the first — your last question first relative to the slowing. I think it’s again, I look at it as it’s [a claim]. We’re working against and selling into that specific claim and that’s the way we sell the product against that claim. I think the other area of element, that is just normal lifecycle. I mean, you’re not going to have an exponential growth forever. So the element of the growth isn’t concerning to me. Again, it’s claim and it’s also lifecycle.

I think relative to the sustainability of the business and to its patent life, which is 2013, that I see as again a solid date, I think, relative to the product and the elements that would underpin the need to do clinical trials and work. And I think given at this point, before I got here, that was an issue of discussion. There hasn’t been any Paragraph IV filing on it. And as you also know, there’s 30 months from the period of time that Paragraph IV is filed. So, I feel very comfortable about that.

Now, next is in terms of the sustainable aspects of the underpinning on that base business. Now, the Opana, I think to sort of defer a little bit to Nancy there relative to the patent on the IR is in —

Nancy Wysenski: Expire in mid 2009.

Dave Holveck: Yes, ‘09 and ‘10, rather the Opana extended release is —

Karen Adler: ‘13.

Dave Holveck: 2013, yes. Right.

Nancy Wysenski: David, I wish that I could answer your question, but you’ll have to come back when we announce our yearend results on how we see Opana and Lidoderm performing.

David Buck: Okay.

Elliot Wilbur: Elliot Wilbur with Needham & Co. One aspect of the Indevus story, frankly, that I’ve never really bought into is management’s statements or claims that based on their initial conversations with payers that they could launch NEBIDO at parity with the gel products that are out there. I mean, given the wide disparity between that price point and generic injectables, is that a belief that you would concur with?

Nancy Wysenski: So you’re bringing me new information. Wasn’t aware that that statement had been made. We’ve done our homework to establish what we think is a reasonable price point based upon the convenience that every ten week dosing will bring over what’s currently available in the market. And we think that payers will offer reasonable reimbursement for that benefit.

Dave Holveck: Well, again, one can obviously differ on that view, but it is again the premium of the compliance aspect of it and the preferable aspect from a patient standpoint. But we believe it’s still (inaudible - microphone inaccessible).

Nancy Wysenski: Yes. Physicians see it as a major benefit and they’re going to be inclined to strongly consider NEBIDO.

Dave Holveck: Next question?

Lei Huang: Hi. Lei Huang with Summer Street Research Partners. Going back to the $125 million threshold as part of a contingent payment, Indevus said on their call this morning that was kind of a gut number for them. It didn’t really sound like there was a method in arriving at that. So I just want to see if your management team had a different method in arriving at it, or was it based solely on what Indevus said.

Dave Holveck: Yes, so I think the — let me just sort of put it in context. When we were negotiating the point of this agreement and the transaction relative to, as I showed on my slide, managing risk, the challenge I guess in CVRs is trying to get words to enable one to feel comfortable that you have an actionable CVR. All right? And my belief was that to translate an FDA label, I put forth let’s just take our worst day and use that and obviously I used the term black box. That’s [simple], it is or it isn’t.

Relative to their side, they felt that, okay, if in fact such event would occur, what’s the reasonableness of their achieving a sales figure? They came up with it. I didn’t suggest it. I’ve talked with Nancy and rolling four quarters, and she said if they achieved that in the four quarters, then the dollar would be paid.

And so, that’s the context of both how we established the CVR. I can’t speak to how they came up with the $125 million. If they say they [swagged] it, it’s their term. We cross checked it against a label such as that and felt that that would be — that would be reasonable for us because [we had a payment] under those circumstances.

Am I correct there, Nancy?

Nancy Wysenski: Yes, did the homework to make sure that all works financial as well. So it computes.

Lei Huang: Great. Can I also ask for clarification on an earlier question? You obviously did due diligence on NEBIDO. But did your team specifically see or look through the data that came in from Bayer as far as the 16,000 injections? Was your team able to see the raw data and do your own analysis, or was the analysis conducted solely by Indevus up to this point?

Dr. Ivan Gergel: We saw the analysis. We haven’t seen the raw data from —

Lei Huang: You haven’t seen the raw data.

Dr. Ivan Gergel: We’ve seen the listings of the individual adverse event cases from the spontaneous reporting and we’ve seen the case of the sort of, if you like, the one serious case, the report of the one serious case that was previously reported. It all went back to sort of the earlier submission.

Dave Holveck: What we have seen is the FDA correspondence, which again acknowledged that they had considered that a source which would be useable in their submission. So that’s the way we’ve looked at it. And we’ve looked at it from the correspondence standpoint and to Ivan’s point relative to the single adverse event.

Lei Huang: Great. And if I can ask one last question just around the NEBIDO IP. I understand that the US patents for NEBIDO have not been issued yet. Can you provide some color around how comfortable you are the patents will be issued and how do we think about the IP protection in general given this is essentially a reformulation of an existing product?

Dave Holveck: Yes. I think — I don’t know that I can handicap relative to the patent. We feel, again, that opportunity exists. And we support the efforts to, again, press on with that patent. I think, more importantly, is that any generic that would come in would be required to have a trial that would have to be run. And again, from the knowledge that we have relative to this drug, drug design, and the size and cost of the trial, I think it would give us notable protection beyond just the current patent life.

Gary Nachman: Hi. Gary Nachman, Leerink Swann. Nancy, in doing your market research on NEBIDO, what do you think is the biggest cause for the under-diagnosis of the condition for hypogonadism and how could you guys potentially rectify that? There’s a huge opportunity out there that’s untapped.

Nancy Wysenski: I completely agree with you and that’s why we think there’s a great partnership here in that we have more resources that we can put behind the preparation of the market and the launch of the drug. Interestingly, this morning on the Today Show there was a little piece about — something about male anger syndrome or something. And it —

Gary Nachman: We know nothing about that.

Nancy Wysenski: Okay. I have a few people in my family who on occasion have a — who are male who haven’t really been socialized to sort of talk about things that bother them, much less things that affect your sexuality.

So the bottom line is less than 10% of the population who may have not necessarily all the clinical symptomology that Ivan mentioned, but be suffering some problems and perhaps even some of the drugs that are now being used for lifestyle enhancement drugs, some of these patients may have issues that they’re just not comfortable discussing.

What we do know from the market research is that the men who present to urologists present talking about sexual dysfunction, decreased libido, et cetera. The men who present to primary care physicians present more with symptoms of generalized malaise, depression, this low energy level, the muscle wasting, et cetera. So I think what’s going to be required, Gary, is a pretty solid campaign to encourage physicians to be aware of, to even measure testosterone levels, and then to treat more aggressively.

Gary Nachman: What do you think Solvay and Excellium have done right or wrong in this market in terms of how they’ve been going after whether it’s urologists or endocrinologists? And I don’t think they have much of a primary care presence currently, so is that what’s missing really?

Nancy Wysenski: Yes. Yes, a good portion of this effort will be required to be focused on the primary care audience. To the point I just made, those patients present differently and we’ve got to reach out. I think Solvay has done a fine job. I think there’s something to be learned from Solvay’s approach, particularly when they’re dealing with a topical gel that’s gooey and sticky and has these challenges about person-to-person transferal.

And we all know that — we of all companies know that it’s an interesting challenge in the US to get people to use topical products. They’re not nearly as widely accepted as they are in Europe or in Asia. So, I think Solvay has actually done us a great favor by growing the market to the size that it is and introducing physicians to consider alternative delivery techniques. Now we’ve just got to get them comfortable with our delivery technique and teach them how to properly do the injection.

Gary Nachman: And then lastly, when you value the opportunity, how much did you figure is going to come from the short acting injectables versus the topicals? Seems like from my due diligence in the market, the endocrinologists like using topicals. Maybe they’re tougher to bring over. But how did you think about that?

Nancy Wysenski: We agree with you. We think that more of the scripts will be picked up from the topical market.

Gary Nachman: Rather than the short acting injectables?

Nancy Wysenski: There’ll be some, right. But the topical market is the biggest piece of the business right now, right? So there’s just more dollars there to be affected and therefore when you look at a dollarized model, we think that’s where we can have the greatest impact.

John Newman: Hi. John Newman, Oppenheimer. How should we be thinking about your cash because you’re talking about $900 million in cash at the end of September? But doesn’t that include the auction rate securities that were settled with UBS and those — there’s a sort of a penalty associated with accessing those?

Dave Holveck: It does include the auction rate security and we do have agreement with UBS to borrow 100% against those auction rate securities. So we’re considering it as cash.

John Newman: But don’t — wouldn’t you borrow at 75% of the value of those securities?

Nancy Wysenski: No. Actually, we can borrow at 100% and we pay at no — it’s called a no net cost loan. So we would — whatever we’re earning on them, that’s what the interest rate would be.

John Newman: So —

Nancy Wysenski: That we would pay.

John Newman: — if you were considering another acquisition next year, we should assume that you’d have $600 million readily available to do that?

Dave Holveck: Yes, you should consider that. Again, as I tried to lay out, taking the cash, now knowing again the — the way we look at the auction rate security and then the free cash flows in the business. So, yes.

Gene Mack: Gene Mack, Lazard Capital Markets. Just wanted to get a little bit more visibility on the pipeline timing, if we can, for NEBIDO and Octreotide. What do you anticipate as the filing, as the review duration for NEBIDO? Is it still six months? And for Octreotide, should we assume ten-month review once the data reads out there?

Dr. Ivan Gergel: Yes, there should be a six-month review for the complete response on NEBIDO. And once Octreotide goes in, it should be a normal ten-month review cycle.

Gene Mack: Okay. And then on Pagoclone and PRO 2000, I didn’t — I didn’t notice any sort of timing there in the slides. I’m just wondering when Pagoclone might come out of Phase II or if you’re prepared to say that now.

Dr. Ivan Gergel: Pagoclone is due to go — be initiated into Phase II in the first quarter of this year.

Gene Mack: And how long do you think that trial will take?

Dr. Ivan Gergel: I believe —?

Nancy Wysenski: I’m sorry — about?

Dr. Ivan Gergel: The duration of the Pagoclone study.

Nancy Wysenski: Well, that product is partnered with Teva and so Indevus is on the hook — I’m sure you heard about this in one of their more recent press releases. So Indevus is on the hook to actually conduct the Phase II, but being reimbursed by Teva. So a certain (inaudible) of that decision making is going to be driven by Teva. So I don’t know that it’s fair for us to try to comment on that as we’ve not entered into that relationship yet.

Gene Mack: Okay. Is the Phase II trial design known at this point or —?

Dr. Ivan Gergel: Yes, but I’m not sure it’s been publicly disclosed at this point.

Gene Mack: Okay. And the filing timeline for PRO 2000 once that comes out of Phase III?

Dr. Ivan Gergel: That will wait —. Clearly, there’s going to — that will — if it’s successful, it’ll have a — it’s likely to have an expedited review. But we’ll still wait till we see the results of both the NIH study and the MRC study, which will come at the end of this year.

As you’re aware, they’re not being run by the companies themselves, so a lot of the data will reside with the NIH and the MRC and that will take a collaborative effort to make the submission. But clearly, if the results are strong, then there’ll be a public need to do that in a reasonable, rapidly — rapid timeframe.

Gene Mack: Okay, thanks.

Blaine Davis: Other questions? Gregg?

Gregg Gilbert: For the $1 that’s attached to Octreotide, is that completely tied to approval or is there a chunk that’s tied to good data?

Dave Holveck: Approval.

Gregg Gilbert: Okay. And can you provide us any color, perhaps for Karen, on the relative gross margin profitability of the different revenue drivers coming from the Indevus side? That’s part one. And part two is can you at least give us a conceptual framework for the purchase price allocation and the timing of the three pieces? If not, when can we get that information?

Karen Adler: In terms of the three pieces, I’m not going to go into that today because that involves the final valuation and as you know, it won’t be valued finally until it actually closes. In terms of their margin, early on their margins are a little less than ours are, but over time will grow to be closer to ours.

Gregg Gilbert: Perhaps on the royalty piece, because it’s the biggest piece from Allergan, can you give us any color on the 12.5% of their net sales coming in and then how much cost of goods against that?

Karen Adler: I don’t think we’re prepared to issue —

Dave Holveck: Yes, we’re probably not ready to go to that level of detail at this point in time.

Gregg Gilbert: Okay, fair enough.

Unidentified Audience Member: Is there something else in that revenue line because whatever it was, $40 million last year, was way more than 12.5% of what Allergan reported in revenue.

Karen Adler: Last year? Do you mean their fiscal ‘08?

Unidentified Audience Member: Fiscal ‘08.

Karen Adler: Do you mean — do you mean Indevus’?

Unidentified Audience Member: Right, so is Indevus reporting in that SANCTURA revenue line something more than 12.5% of —?

Karen Adler: Well, the 12.5%, remember that the royalty that pays that loan is only their US, if there’s any earnings from other territories. But they also have other products, too, that they’re — that we have the Supprelin revenues and —

Unidentified Audience Member: No, I think there’s a specific SANCTURA line in the Indevus income statement that seems too high. Are you amortizing milestones or is there something having to do with the loan that gets booked into that line? And the reason I’m asking is does that go away at some point in time for modeling the future royalties?

Dave Holveck: The answer is yes. We — it is milestones and we will have to account for it differently than the way they will account for it.

Unidentified Audience Member: Okay.

Blaine Davis: Are there any other questions from the room? So if anybody has any — I didn’t introduce myself in the beginning, but if anybody has any further questions, I’m Blaine Davis, head of Corporate Affairs, you can contact me directly. But I’ll turn it back to Dave to close it out.

Dave Holveck: Again, I appreciate everyone’s interest. I appreciate the questions. Those questions that we did not answer have been recorded and they will get answered. We look forward to having the group join us when we do our yearend closing, which will be the latter part of February.

So on that, again, Happy New Year and thank you very much for your attendance today.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Indevus common stock. The solicitation and the offer to purchase shares of Indevus common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Endo and BTB Purchaser Inc. filed with the SEC on January 7, 2009. Indevus also filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on January 7, 2009. Investors and Indevus stockholders are urged to read both the tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by Endo, BTB Purchaser Inc., Indevus and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at Endo’s website at www.endo.com or by directing such requests to Endo (Investor Relations) at (610) 459-7158, IR@endo.com, or by calling MacKenzie Partners, the information agent for the offer toll-free at (800) 322-2885. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Indevus (Investor Relations) at (781) 402-340, RDeCarlo@indevus.com.